FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2002

Unibanco Holdings S.A.
(Translation of Registrant's Name Into English)

Av. Eusébio Matoso S.A.
05423-901 São Paulo-SP
Brazil
(Address of Principal Executive Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________]

Exhibit 1	Proposals submitted by the Board of Directors to the shareholders for action at the annual general and extraordinary general meeting held on April 25, 2002
Exhibit 2	Actions approved by the shareholders at the annual general and extraordinary general meeting held on April 25, 2002
Exhibit 3	Notice of election of directors
Exhibit 4	Notice of conversion into units and payment of dividends

Exhibit 1

UNIBANCO HOLDINGS S.A. ("HOLDINGS")

BOARD OF DIRECTORS PROPOSAL

To the stockholders,

Whereas:

(i) Congress passed Law no. 10.303 [November 1, 2001], which modified various provisions of the Brazilian corporate Law no. 6.404;

(ii) The various modifications introduced by the new Law seek to develop and strengthen the Brazilian stock market, encouraging long-term investment in public companies, as well as market liquidity;

(iii) The above mentioned Law no. 10.303 specified that the existing companies should adapt their by-laws to the new provisions, within the period of 1 (one) year, and for that purpose an extraordinary general meeting of the stockholders should be called;

(iv) HOLDINGS joined the BOVESPA Level 1 of "Special Corporate Governance Levels" in June 2001, confirming the ongoing commitment of HOLDINGS to improve its relations with investors, giving priority to the transparency of its institutional decisions and to the quality of information disclosed to stockholders and to the market, thereby protecting the assets of the institution and increasing the value of the shares and other securities issued by HOLDINGS;

(v) The management of HOLDINGS supports the initiatives to strengthen the Brazilian stock market, by means of adopting procedures that increase the interest of institutional investors in long-term investments in emerging economies, as well as market liquidity, so giving public companies an alternative source of funding to fulfill their corporate objectives and generate new wealth and jobs; and whereas

(vi) It is advisable that HOLDINGS amends its by-laws to reflect the new provisions of Law 10.303, and adopts new procedures to improve corporate governance,

the Board of Directors of HOLDINGS submits for your consideration the following proposals, presented by using the same numbering of the articles of the by-laws of HOLDINGS, independently of the nature of the proposed matters:

1. Inclusion of the possibility of reducing the period of the pre-emptive right when shares, convertible debentures or rights to subscribe for shares are issued, according to Law no. 6.404, Article 172 [December 15, 1976]. In the case such proposal is approved, Article 5, paragraph 4 of the by-laws of HOLDINGS shall read as follows:

"The issuance of shares or of share subscriptions to be sold on any stock exchanges or for public subscription, or to be traded for shares offered to the public for the acquisition of the shareholding interest, may be conducted upon a decision of the Board of Directors, with the reduction of the term or the exclusion of the pre-emptive right, in which case a priority term may be further granted to existing stockholders for subscription of one or more types and/or classes of shares."

2. A change in the dividends of the class "B" preferred shares, so that such shares continue to be traded in the securities market under Article 17, paragraph 1, clause I, items (a) and (b) of Law 6.404 [December 15, 1976]. As the amendment is being made within the term of one year from the approval of Law 10.303/2001, and adds a further right to such preferred shares, it shall not confer the right to withdraw and it shall not be presented for approval by a special meeting of the holders of class "A" or "B" preferred shares. The proposal hereby presented, if approved, shall cause the amendment of Article 5, paragraph 6, II, (a) (b) and (d) of the by-laws, according to the following wording:

II ...class "B" preferred shares: right of participating in the dividend to be distributed, which shall correspond to 100% (one hundred per cent) of the net profits of the fiscal year realized in cash, calculated in the form of Law 6.404/76, Article 202 with the text provided by Law 10303/2001 and of Article 35 of the these by-laws, according to the following criteria:

a. (i) priority in the distribution of minimum semi-annual dividends of R$0.15 (fifteen centavos) per lot of one thousand shares or (ii) semi-annual advance dividends of 1.5% (one and-a-half per cent) of the shares' net worth, resulting in annual prior dividends of 3.0% (three per cent) of the shares' net worth, whichever is greater."

b. in the case of a split or consolidation of preferred class "B" shares, the dividend provided for in item (a) (i) shall be adjusted in accordance with the new quantity of shares of said class.

d. participation, on an equal footing with the common shares, in the capital increases resulting from the capital increase of indexation, reserves and profits and in the distribution of dividends after ensuring equal dividends to the common shares according to the amount foreseen in item (a);

3. A change in the wording of items (a) and (b) of Article 10, to determine that the conduct thereby specified, related to the exercise of the rights provided by the shares represented by UNITS, is applicable to the shares issued by Unibanco - União de Bancos Brasileiros S.A. and by HOLDINGS, so that, if the proposal is approved, the referred items shall read as follows:

a) the dividends and the amount of the redemption or amortization of the shares issued by UNIBANCO shall be paid by UNIBANCO to the holder of the UNITS;

b) the dividends and the amount of the redemption or amortization of the shares issued by HOLDINGS delivered to UNIBANCO, in the capacity of depositary of the shares, shall be paid by the latter to the holder of the UNITS;

4. Exclusion of the final part of the first paragraph of Article 12 of the by-laws, allowing attorneys-in-fact to represent stockholders at the general meetings without requiring previous delivery of the respective proxy at HOLDINGS head offices, to expedite the representation procedure. If the proposal is approved, Article 12, paragraph 1 shall read as follows:

   "A stockholder may be represented at a general meeting by a proxy who meets the conditions imposed by the law, and the respective proxy letter may be required to be filed with HOLDINGS"

5. Inclusion of a provision establishing that any stockholders' agreements pertaining to the exercise of corporate control shall be previously filed in HOLDINGS head offices. Therefore, Article 13, paragraph 2 shall read as follows:

   "To be binding on HOLDINGS, the stockholders' agreements concerning the purchase and sale of its shares, pre-emptive right in the purchase thereof, or exercise of the voting right and of corporate control, must be previously filed at its head offices, in compliance with relevant rules established by the Board of Directors; however, HOLDINGS shall be ensured the right to request from the stockholders those clarifications necessary for the faithful performance of its duties."

6. Provision of new authority to the Board of Directors, to set up committees. If the proposal is approved, item (o) as follows shall be included in Article 16 of the by-laws:

   to decide upon the setting up of committees to deal with specific matters within the scope of the Board of Directors and or of the Board of Executive Officers."

7. Inclusion of a new paragraph 1 in Article 18, with the other paragraphs renumbered, to confer individual authority to the Vice-Chairman, and jointly to any two other members of the Board, to call extraordinary meetings of the Board of Directors. Therefore, if the proposal is approved, the first paragraph of article 18 shall read as follows:

   Extraordinary meetings of the Board of Directors may be called individually by the Chairman or by the Vice-Chairman, or jointly by any two members of the Board of Directors."

For that purpose, the individual authority of the Chairman of the Board of Directors to call such extraordinary meetings, as so provided by Article 17 (a), shall be deleted. If the previous proposal is approved, Article 17 (a) shall read as follows:

a) preside over the Board of Directors' meetings;

8. Inclusion of a provision establishing that whenever the amount of the mandatory dividend exceeds the net realized profits, the excess may be accounted for in a reserve of profits to be realized. In the case this proposal is approved, Article 35 of the by-laws shall read as follows:

"HOLDINGS shall distribute as dividends, during each fiscal year, 100% (one hundred per cent) of the fiscal year's net profits realized in cash after the creation of the legal reserve, provided for in the sole paragraph of Article 34 of these by-laws, and/or of the reserve of profits to be realized, provided for in of Law no. 6.404, Article 197 [December 15, 1976] with the text provided by Law 10303 [October 31, 2001], when applicable."

9. Incorporation of these proposed amendments and alterations into the by-laws.

These proposals are submitted for your consideration by Roberto Konder Bornhausen, Pedro Moreira Salles, Gabriel Jorge Ferreira, Israel Vainboim and Tomas Tomislav Antonin Zinner. This is an accurate copy of the original transcribed in the minute book.

São Paulo, April 09, 2002.

____

____

DOCUMENT APPROVED AT THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS OF APRIL 25, 2002.

____

GABRIEL JORGE FERREIRA
Chairman

MARCIA MARIA FREITAS DE AGUIAR
Secretary

Exhibit 2

UNIBANCO HOLDINGS S.A. ("HOLDINGS")

To the stockholders,

The following were approved at the Annual General and Extraordinary General Meetings of the stockholders of this bank, held on this date:

I GENERAL MEETING

1. Acceptance of the Management Report, Financial Statements and Independent Auditor's Report for the fiscal year ended December 31, 2001.
2. Remuneration of members of the Board of Directors and Board of Executive Officers.

II EXTRAORDINARY GENERAL MEETING

3. Amendment of Article 5, paragraph 4 to take into account the possibility of reduction of the term of the exercise of the rights of preference in the case of the issuance of shares or debentures convertible into stock, or share subscriptions, under the conditions and in the form described in Law no. 6404, Article 172 [December 15, 1976], with the text provided by Law no. 10303 [October 31, 2001].
4. Amendment of Article 5, paragraph 6, sub-section II, items (a) (b) and (d) of the by-laws, to adjust the dividends of class "B" preferred shares so that these shares may continue to be traded in the stock market, pursuant to Article 17, paragraph 1, sub-section I, letters (a) and (b) of Law no. 6404 [December 15, 1976], with the text provided by Law no. 10303 [October 31, 2001]. As this amendment is being made within one year of the approval of Law no. 10303/2001 and, in its proposed form, it adds rights to those already conferred upon the said shares without any other prejudice whatsoever to its holders, it shall not confer the right of withdrawal from the company nor need it be approved at a special meeting of the holders of Class "B" or Class "A" preferred shares.
5. Amendment of Article 10, items (a) and (b) to specify that the treatment determined therein concerning the exercise of the rights granted by the shares represented by UNITS applies to the shares issued by Unibanco – União de Bancos Brasileiros S.A. and by HOLDINGS.
6. Amendment of Article 12, paragraph 1 of the by-laws, to allow the participation of attorneys-in-fact at the general meetings, without requiring said proxies to be filed previously with HOLDINGS, thereby expediting the representation procedure for stockholders.
7. Amendment of Article 13, paragraph 2 to take into account that the agreements between stockholders may provide for the exercise of corporate control, pursuant to Law no. 6404, Article 118 [December 15, 1976], with the text provided by Law no. 10303 [October 31, 2001].
8. Inclusion of item (o) in Article 16, to attribute a new authority to the Board of Directors, with a view to establishing committees.
9. Inclusion of a new paragraph 1 in Article 18, the other articles being renumbered, to grant individual authority to the Vice-Presidents, and jointly to any two of its members, to call extraordinary meetings of the Board of Directors.
10. Amendment of Article 17, item (a) to exclude the calling of meetings as an action solely incumbent upon the Chairman of the Board of Directors.
11. Amendment of Article 35 of the by-laws to provide for the possibility that the amount of the mandatory dividends in excess of the realized portion of the net profit of the fiscal period be earmarked for setting up an unrealized profit reserve, as per Law no. 6404, Article 197 [December 15, 1976], with the text provided by Law 10303 [October 31, 2001].

12. Incorporation of these amendments and alterations into the by-laws.

Sincerely,

UNIBANCO HOLDINGS S.A.

MAURO AGONILHA
Director and Director of Investor Relations

Exhibit 3

To the SÃO PAULO STOCK EXCHANGE
Corporate Relations Management
São Paulo, SP
c/o Mr. Nelson Barroso Ortega
From: Corporate Legal Dept.- SP – Mirna

SUBJECT: APRIL 24, 2002 MEETING OF THE BOARD OF DIRECTORS

At the Meeting of the Board of Directors of this company, held on this date, Mr. Israel Vainboim was re-elected to the Board as Chairman, and Messrs. Norberto Fassina and Mauro Agonilha were re-elected as Directors, their terms extending up to the instatement of those who shall be elected by the Board of Directors at a meeting to be held by April 30, 2003.

Sincerely,

UNIBANCO HOLDINGS S.A.

MAURO AGONILHA
Director and Director of Investor Relations

Exhibit 4

BANCO BANDEIRANTES DE INVESTIMENTOS S.A.
CNPJ Tax Number 63090609/0001-19
A Publicly Traded Company

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	**UNIBANCO HOLDINGS S.A.**
CNPJ Tax Number 33700394/0001-40	**CNPJ Tax Number 00022034//0001-97**
A Publicly Traded Company	**A Publicly Traded Company**

NOTICE TO STOCKHOLDERS

CONVERSION INTO UNITS AND PAYMENT OF DIVIDENDS

A. We hereby notify non-controlling stockholders ("former BBI stockholders") of Banco Bandeirantes de Investimentos S.A. ("BBI") that the Central Bank of Brazil has approved the share capital increase of Unibanco – União de Bancos Brasileiros S.A. ("Unibanco") related to the dissolution and subsequent absorption of BBI by Unibanco and by Unibanco Holdings S.A. ("Holdings").

B. Pursuant to the Central Bank of Brazil approval, Unibanco communicates that on April 29, 2002, Units - consisting of one preferred share of Unibanco and one preferred "B" share of Holdings - will be recorded in the respective accounts of the former BBI stockholders, in accordance with the swap ratio approved at the Extraordinary General Meeting of Stockholders ("EGM") held on October 31, 2001. Accordingly, for each lot of 1,000 (one thousand) BBI shares, regardless of type, 9,103.896 Units will be received. Fractions of shares resulting from the swap ratio shall be sold through the São Paulo Stock Exchange ("Bovespa") and the result of the sale shall be credited to the respective stockholders, together with the next dividends declared by Unibanco and Holdings as of May 06, 2002.

C. Following the approval reached at the EGM, former BBI stockholders are entitled to receive dividends for the second half of 2001 on May 6, 2002, whereby each lot of 1,000 (one thousand) Units will have a payout value of R$2.4874.

D. Form and Place of the Payment of Dividends

1. Former BBI stockholders that are Unibanco account holders:
Payments will be credited directly to their respective bank accounts.

2. Former BBI stockholders who have accounts at other banks and who have already supplied the bank, branch and account numbers:
Payments will be made via electronic transfer order (DOC).

3. Former BBI stockholders whose shares are held in trust at the São Paulo Stock Exchange - BOVESPA or the Minas Gerais, Espírito Santo and Brasília Stock Exchange:
Payments will be made directly to these Exchanges, which will then transfer them to the former BBI stockholders through their depositary Stock Brokerage companies.

4. Former BBI stockholders that do not fit any of the situations described above:
Payments will be made at any Unibanco branch.

5. Those former BBI stockholders holding bearer stock not yet converted to the book-entry share system will receive payments upon presenting their warrants for mandatory conversion.

6. To effect the conversion, former BBI stockholders may present their respective certificates at the following Stockholder Services locations:

   São Paulo, SP: Rua da Quitanda, 157 – 4th floor
   Rio de Janeiro, RJ: Rua Sete de Setembro, 111, Mezzanine

6.1 Outside of these areas, the service will be provided at any Unibanco branch.

E. Taxes

1. Income Tax
Pursuant to applicable tax laws, no Income Tax shall be withheld at source.

2. CPMF (Brazilian Financial Transactions Tax)
Pursuant to applicable laws, CPMF will be withheld, at the rate of 0.38%, on the dividends paid directly by Unibanco branches to non-account holders relating to the Units' preferred "B" Holdings stock.

São Paulo, April 26, 2002.

BANCO BANDEIRANTES DE INVESTIMENTOS S.A.
Cesar Sizenando
Director, Vice-President and Director of Investor Relations

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
Geraldo Travaglia
Director of Investor Relations

UNIBANCO HOLDINGS S.A.
Mauro Agonilha
Director of Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2002

UNIBANCO HOLDINGS S.A.

By: ______________________

ISRAEL VAINBOIM
Diretor Presidente

By: ______________________

MAURO AGONILHA
Diretor